Calculation of Filing Fee Tables

SC TO-I/A

83 Investment Group Income Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees Previously Paid	(1)	$12,432,583.47	0.00013810	$1,716.94
	Total Transaction Valuation	$12,432,583.47
	Total Fees Due for Filing			$1,716.94
	Total Fees Previously Paid			$1,716.94
	Total Fee Offsets			$0
	Net Fee Due			$0

Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $1,716.94 was paid in connection with the filing of the Schedule TO-I by 83 Investment Group Income Fund (File No. 005-94926) on March 16, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.